UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of March 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Announcement of the Company dated March 9, 2009 relating to the rights offering.
EX-99.2 Announcement of the Company dated March 10, 2009 relating to an indicative adjustment to the conversion price of the Company's convertible redeemable preference shares.

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
Other Events
On March 9, 2009 in Singapore, the Company issued an announcement relating to its plans to raise net proceeds of approximately US$300.0 million by way of a 27-for-10 rights offering to existing shareholders and ADS holders. A copy of the Company’s announcement is attached hereto as Exhibit 99.1.
The Company will make adjustments to certain securities on account of the rights offering, including the conversion price of its convertible redeemable preference shares. The Company issued an announcement on March 10, 2009 notifying holders of its convertible redeemable preference shares of the indicative adjusted conversion price. A copy of the Company’s announcement dated March 10, 2009 is attached hereto as Exhibit 99.2.
Exhibits
99.1	Announcement of the Company dated March 9, 2009 relating to the rights offering.

99.2	Announcement of the Company dated March 10, 2009 relating to an indicative adjustment to the conversion price of the Company’s convertible redeemable preference shares.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 10, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX
99.1	Announcement of the Company dated March 9, 2009 relating to the rights offering.

99.2	Announcement of the Company dated March 10, 2009 relating to an indicative adjustment to the conversion price of the Company’s convertible redeemable preference shares.